[Exhibit 16]

August 12, 2004

Securities and Exchange Commission
450 West Fifth Street, N.W.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on June 15, 2004, to be filed by our former client, Cash 4 Homes 247 (formerly The Jarvis Group, Inc.).  We agree with the statements made in response to that item, insofar as they relate to our Firm.

Very truly yours,

/s/ David E. Coffey
    David E. Coffey, CPA
    Las Vegas, Nevada